Exhibit 99.1

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Extraordinary General Meeting of Shareholders

January 25, 2010

We invite you to attend RRsat Global Communications Network Ltd.'s Extraordinary General Meeting of Shareholders.  The meeting will be held on January 25, 2010 at 10:00 a.m. (Israel time), at RRsat's executive offices at Reem, D.N. Shikmim 79813, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect David Assia and Vered Levy-Ron as Outside Directors for a period of three years; and

(2)	to approve the compensation of the Outside Directors.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at Reem, D.N. Shikmim 79813, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by January 25, 2010 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•
Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat's Special License No. 5-10439-2-95049; and

•	You are NOT a controlling shareholder.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on December 27, 2009.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on December 27, 2009, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about December 28, 2009, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On December 27, 2009, we had outstanding 17,326,716 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1 and 2.  In addition, a special majority vote will be required for approval of proposals Nos. 1 and 2.  In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non- controlling shareholders voted against the relevant proposal must not represent more than one percent of our outstanding Ordinary Shares.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 and 2 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of December 27, 2009 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,326,716 Ordinary Shares outstanding as of December 27, 2009.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., Reem, D.N. Shikmim 79813, Israel.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	10,710	*
David Rivel (1)	2,155,340	12.4%
Gil Efron	--	--
Lior Rival	22,936	*
Maya Rival	10,008	*
Ziv Mor	10,008	*
David Assia	--	--
Amit Ben-Yehuda	3,336	*
Dan Levinson	--	--
Vered Levy-Ron	--	--
Alexander Milner	--	--
Ron Oren	--	--
Guy Vaadia	--	--
All directors and officers as a group (13 persons)(1)	2,212,338	12.7%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (2)	6,556,867	37.8%
Kardan Communications Ltd. (3)	4,233,600	24.4%

_______________________

*      Less than 1%.

(1)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 Ordinary Shares at an exercise price of $5.60 per share, (ii) 37,800 Ordinary Shares at an exercise price of $6.16 per share, and (iii) 44,100 Ordinary Shares at an exercise price of $6.77 per share,.  These Ordinary Shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  As of December 31, 2008, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 74.3% of the voting power of Rapac Communication & Infrastructure Ltd.  As of December 31, 2008, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 63.2% of the voting power of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 471,067 Ordinary Shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of additional 2,155,340 Ordinary Shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 12, 2009 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of December 31, 2008, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO REELECT OUTSIDE DIRECTORS

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two Outside Directors who meet the statutory requirements of independence.  An Outside Director serves for a term of three years, which may be extended for additional three-year terms. An Outside Director can be removed from office only under very limited circumstances.  All of the Outside Directors must serve on our audit committee, and at least one Outside Director must serve on each committee of our Board of Directors.

David Assia and Vered Levy-Ron are our Outside Directors under the Israeli Companies Law.  The current term of office of Mr. Assia and Ms. Levy-Ron expires in January 2010 and they are standing for reelection at this meeting.  Biographical information concerning our Outside Directors is set forth below.

David Assia, a member of our Board of Directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of Kardan Technologies Ltd., Tradonomi Ltd., Dynasec  Ltd., The Weizmann  Institute of Science and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Vered Levy-Ron, a member of our Board of Directors since January 2007, is the founder and president of DaLi Advisory, a business consulting firm for corporations and executives.  Prior to founding DaLi Advisory in September 2005, Ms. Levy-Ron served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Nominees for Outside Director

Our Board of Directors has received the necessary statutory certifications from Mr. Assia and Ms. Levy-Ron, and has found that each of Mr. Assia and Ms. Levy-Ron has all necessary qualifications required under Israel's Companies Law to be considered an "Expert Outside Director" and to be considered an "independent director" pursuant to the rules of NASDAQ and the Securities and Exchange Commission.  Our Board of Directors has further determined that, in light of the expertise and contribution to our Board of Directors and Board committees of each of Mr. Assia and Ms. Levy-Ron, the reappointment of each of Mr. Assia and Ms. Levy-Ron as an Outside Director for an additional three years would be in the best interest of the company and its shareholders.  If elected at the meeting, each of Mr. Assia and Ms. Levy-Ron will serve for an additional three-year term.

We are proposing to adopt the following resolution:

"RESOLVED, that the reelection of each of Mr. Assia and Ms. Levy-Ron to the Board of Directors of RRsat Global Communications Network Ltd. to serve as an Outside Director for a three-year term be, and it hereby is, approved."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Mr. Assia and Ms. Levy-Ron as our Outside Directors.  In addition, the shareholders' approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 2 – PROPOSAL TO APPROVE COMPENSATION OF OUTSIDE DIRECTORS

Outside Directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law.  The regulations provide three alternatives for cash compensation to Outside Directors:

•	a fixed amount determined by the regulations,

•	an amount within a range contained in the regulations, or

•	an amount proportional to the amount paid to the other directors of the company.

A company may also issue options or other equity grants to an Outside Director, provided that (A) the criteria set forth in the third bullet of the immediately preceding paragraph shall apply to such options or other equity grants and (B) such securities shall be granted pursuant to an incentive plan that is available to all directors that are not Outside Directors and all other office holders.

Outside Directors' compensation determined in any manner, other than cash compensation at the fixed amount determined by the regulations, requires the approval of the company's shareholders.

Each of our Compensation Committee, Audit Committee and Board of Directors has approved, and recommended that our shareholders approve, cash compensation and equity compensation for each of our Outside Directors in an amount proportional to the amount of cash paid and equity granted to the other directors of the company as set forth below.   In accordance with the Israeli Companies Law, the Outside Directors have agreed to the proposed compensation.

We are proposing to adopt the following resolutions:

"RESOLVED, to approve, subject to approval of Item One,  the following compensation for David Assia and Vered Levy-Ron as Outside Directors to the Board of Directors of RRsat Global Communications Network Ltd.:

i.	Annual fee – US$17,000;

ii.	Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

a.
Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

b.	Attending by phone or written consent – US$150.

FURTHER RESOLVED, that subject to approval of Item One and the reelection of Mr. Assia and Ms. Levy-Ron as Outside Directors, each of Mr. Assia and Ms. Levy-Ron be awarded compensation for service as an Outside Director in options to purchase 7,440 Ordinary Shares of RRsat Global Communications Network Ltd. pursuant to the 2006 Israel Equity Incentive Plan, of which 2,480 options shall vest upon the first, second and third anniversaries of the date of the Extraordinary Shareholders Meeting, with the exercise price of such options equal to $12.50, and otherwise subject to the terms approved by the Board of Directors."

                The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the compensation of Mr. Assia and Ms. Levy-Ron as Outside Directors.  In addition, the shareholders' approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Extraordinary General Meeting must notify us prior to the vote if any of the shareholder's holdings in RRsat or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder's holdings nor the shareholder's vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors,

GILAD RAMOT
Chairman of the Board of Directors

Dated: December 27, 2009